                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2002




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
               (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)


                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X        Form 40-F
                                  -----               -----



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes          No   X
                                   -----        -----





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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K


         Attached is an English translation of the summary of the letter filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores on December 20, 2002 related to the up to US$ 100,000,000 Company's Series I Convertible Notes (the "Notes").

By letter dated November 19, 2002 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores on December 20, 2002, the Company informed that as result of the distribution of 4.587.285 treasury shares, the Company has adjusted the conversion price of the Notes according the provisions of the Prospectus dated October 10, 2002 and the Indenture. As a result of such adjustment the conversion price of the Notes goes from U$S 0.5571 to U$S 0.54505 and the exercise price for the Warrants goes from U$S 0.6686 to 0.6541. Said adjustment shall be in force as from December 20, 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                   IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                   By:
                       -------------------------------------------------
                       Name: Saul Zang
                       Title: Second Vice Chairman of the Board of Directors





Dated: December 20, 2002